KW 9/8

11023002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

AUG 23 2011

Washington, DC
110

SEC FILE NUMBER
8-44339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

FELDMAN, INGARDONA & CO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Butterfield Road, Suite 170
(No. and Street)

Downers Grove	**Illinois**	**60515**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William M. Feldman	**(630) 663-1800**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

KW 9/8

OATH OR AFFIRMATION

I, **William M. Feldman**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Feldman, Ingardona & Co.** as of **June 30, 2011** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer, or director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman & Chief Executive Officer
Title

Subscribed and sworn to before me this

16th day of August 2011

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/20[illegible]

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

FELDMAN, INGARDONA & CO.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

June 30, 2011

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Feldman, Ingardona & Co.

We have audited the accompanying statement of financial condition of Feldman, Ingardona & Co. as of June 30, 2011, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feldman, Ingardona & Co. as of June 30, 2011, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
August 16, 2011

FELDMAN, INGARDONA & CO.

Statement of Financial Condition

June 30, 2011

Assets		
Cash	$	46,955
Receivable from broker-dealer		445,364
Other assets		16,308
	$	508,627
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	40,403
Shareholders' equity:		
Common stock, no par value; 100,000 shares authorized; 100 shares issued and outstanding		1,000
Additional paid-in capital		399,000
Retained earnings		68,224
		468,224
	$	508,627

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Operations

Year Ended June 30, 2011

Revenues		
Fees and commissions	$	2,324,693
Other		64,995
		2,389,688
Expenses		
Officer and employee compensation and benefits		555,082
Commissions, brokerage and clearing charges		100,539
Occupancy and equipment costs		97,919
Travel and entertainment		56,155
Office supplies		26,520
Professional fees		12,868
Regulatory fees		12,620
Communications		6,071
Other operating expenses		46,586
		914,360
Net income	$	1,475,328

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Changes in Shareholders' Equity

Year Ended June 30, 2011

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance at July 1, 2010	$ 1,000	$ 399,000	$ 72,896	$ 472,896
Dividends paid	-	-	(1,480,000)	(1,480,000)
Net income	-	-	1,475,328	1,475,328
Balance at June 30, 2011	$ 1,000	$ 399,000	$ 68,224	$ 468,224

FELDMAN, INGARDONA & CO.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended June 30, 2011

Balance at July 1, 2010	$ -
Borrowings / Repayments	-
Balance at June 30, 2011	$ -

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Cash Flows

Year Ended June 30, 2011

Cash flows from operating activities		
Net income	$	1,475,328
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from broker-dealer		(15,414)
Other assets		455
Increase in operating liabilities:		
Accounts payable and accrued expenses		5,921
Net cash provided by operating activities		1,466,290
Cash flows from financing activities		
Dividends paid		(1,480,000)
Net cash used in financing activities		(1,480,000)
Net decrease in cash		(13,710)
Cash at beginning of year		60,665
Cash at end of year	$	46,955

See accompanying notes.

1. Organization and Business

Feldman, Ingardona & Co. (the "Company"), an Illinois corporation, is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily with retail customers that are located throughout the United States, and introduces that business on a fully-disclosed basis to a clearing broker.

2. Summary of Significant Accounting Policies

Revenue Recognition
Transactions in securities are recorded on the trade date.

Income Taxes
The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The stockholders are liable for individual income taxes on the Company's taxable income.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Off-Balance Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to commissions received on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected the "alternative method." Under this rule and method, the Company is required to maintain "net capital" equivalent to the greater of $250,000 or 2 percent of "aggregate debit items," whichever is greater, as these terms are defined.

At June 30, 2011, the Company had net capital and net capital requirements of $445,404 and $250,000, respectively.

5. Fair Value Disclosure

FASB ASC Topic 820 defines fair value as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market the most advantageous market for the investment or liability. FASB ASC Topic 820 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC Topic 820 are as follows:

Level 1 Inputs: Valuation based on unadjusted quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs: Valuation based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Valuation based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

At June 30, 2011, the Company held no Level 1, Level 2, or Level 3 investments.

6. Subsequent Events

The Company has evaluated the events and transactions that have occurred through August 17, 2011, the date the financial statements were issued, and noted no items requiring disclosure in the Company's financial statements.

In July 2011 the Company recorded net income of $672,805 and paid dividends to shareholders totaling $520,000.

SUPPLEMENTAL SCHEDULES

FELDMAN, INGARDONA & CO.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

Year Ended June 30, 2011

Computation of net capital		
Total shareholders' equity		$ 468,224
Deductions and/or charges:		
Non-allowable assets:		
Other assets	$ 16,308	(16,308)
Net capital before haircuts on securities positions		451,916
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 6,512	(6,512)
Net capital		$ 445,404
Computation of alternate net capital requirement		
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital in excess of net capital requirement		$ 195,404
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement		$ 145,404

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of June 30, 2011.

See accompanying notes.

FELDMAN, INGARDONA & CO.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Year Ended June 30, 2011

The Company did not handle any customer cash or securities during the year ended June 30, 2011 and does not carry any securities accounts for customers or perform custodial functions relating to customer securities.

FELDMAN, INGARDONA & CO.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

Year Ended June 30, 2011

The Company did not handle any customer cash or securities during the year ended June 30, 2011 and does not carry any securities accounts for customers or perform custodial functions relating to customer securities.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholders of
Feldman, Ingardona & Co.

In planning and performing our audit of the financial statements of Feldman, Ingardona & Co. (the "Company") for the fiscal year ended June 30, 2011, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R&J

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
August 16, 2011

FELDMAN, INGARDONA & CO.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION AND SUPPLEMENTARY SCHEDULES

PURSUANT TO SEC RULE 17a-5(e)(4)

June 30, 2011

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders of
Feldman, Ingardona & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the fiscal year ended June 30, 2011, which were agreed to by Feldman, Ingardona & Co. (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and SIPC (the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended June 30, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
August 16, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044339 FINRA JUN
FELDMAN INGARDONA & CO
2001 BUTTERFIELD RD STE 170
DOWNERS GROVE IL 60515-1191

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William M Feldman
630 663 1800

2. A. General Assessment (item 2e from page 2) $ 5280

B. Less payment made with SIPC-6 filed (exclude interest) (2298)

January 11, 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2982

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2982

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2982

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Feldman, Ingardona & Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30th day of July, 20 11.

Chairman & C.E.O.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2010 and ending 6/30/2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,389,688

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions NONE

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 177,275

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 100 539

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 277 814

2d. SIPC Net Operating Revenues $ 2111 874

2e. General Assessment @ .0025 $ 5280

(to page 1, line 2.A.)